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Veteran-ownedWomen-ownedMinority-owned
Bay Area Brewing Company

Brewery

Rockport, TX 78382
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
Bay Area Brewing Company is seeking investment to open a family friendly nano craft brewery in our small coastal vacation hot spot.
First LocationGenerating Revenue
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INVESTOR PERKS

Bay Area Brewing Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Hopportunity
Invest $500 or more to qualify. 30 of 30 remaining

Our supporters who donate at least $500 will receive an exclusive preview to our brewery at the "Hopportunity Soft Opening Party! Join us for an afternoon of craft beer, delightful bites, and a sneak peek into the brewing magic that your investment has fueled. Let's raise a glass to the hopportunity that brings us together!

Super Hopportunist
Invest $1,000 or more to qualify. 30 of 30 remaining

Our supporters who donate at least $1000 will receive an exclusive preview to our brewery at the "Hopportunity Soft Opening Party! In addition to the invite, Super Hopportunists will receive a logo bag with a 4 pack of cans of the special release beer and a choice Tshirt. Join us for an afternoon of craft beer, delightful bites, and a sneak peek into the brewing magic that your investment has fueled. Let's raise a glass to the hopportunity that brings us together!

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PRESS
Texas Craft Brewers Guild: 2023 Brewery In Planning Grants Announced

TEXAS CRAFT BREWERS GUILD + METHOD ARCHITECTURE ANNOUNCE 2023-2024 GRANTEES Five aspiring Texas craft brewers receive grants for association membership The grantees have been announced for the third year of a program awarding aspiring craft brewers with membership in the Texas Craft Brewers Guild. Grantees receive one year of membership – a $300 value – [...]

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WHAT

Time to use all my Military and Professional Experience to Love what I do as a Craft Beer Brewer and Business Owner! Time to go Pro!

From 20 years in the US Navy, OSHA Health and Safety Inspector

Spending 8 years homebrewing, 3 certificates in brewing and business education
3 years of collaborating with craft breweries across the US and visiting breweries around the world
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Get ready for a beer adventure like no other! Our family-friendly nano craft brewery, founded by retired US Navy veteran Will Amaya, is in high demand and will soon be opening in the coastal vacation town of Rockport, Texas. Will's passion for craft beer led him to immerse himself in brewing after retiring, attending prestigious brewing schools and working with renowned brewers. His wife, Diedra, also a retired Navy veteran, brings her expertise in project management and operations planning to ensure our brewery produces exceptional beer within a welcoming community.

What sets us apart is our dedication to creating a family-friendly environment where everyone can enjoy the craft beer lifestyle. Will and Diedra's three children have grown up around craft breweries, fostering a love for brewing and community engagement.

At our brewery, we take pride in brewing with precision, using only the finest ingredients, with efforts to source locally. From classic styles to approachable brews, our lineup caters to every palate.

But it's not just about the beer—it's about the experience. We invite families and their friends to come together and share their passion through educational workshops and activities.

Join us as we embark on this exciting journey of craft beer in the coastal town of Rockport. Indulge in exceptional brews, create lasting memories, and join us in inspiring a love for craft beer in the next generation. Cheers to the joy of Making Rockport Brewtiful!

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COMMUNITY ENGAGED AT ROCKPORT MARKET DAYS!

The Bay Area Brewing Company Family reaches out within our community to engage and get feedback from product samples.

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This is a preview. It will become public when you start accepting investment.
WHY

We want to create a space where families, friends & everyone can have a place to hang out, socialize, feel safe, and enjoy good beer.

The latest survey by the Brewers Association in 2021, of over 8,000 nationwide breweries, only 2.2% were owned by some of hispanic or spanish origin. 23.7% of all breweries were partially female owned. Bay Area Brewing Company, 100% veteran owned, also wants to be both!
(https://www.axios.com/2021/10/21/latinas-breweries-craft-beer-small-businesses)
Not only do we want to welcome any person from any background, but we want to support their businesses by partnering with them for collaborations and ingredient sourcing.
This isn't just about business, it's about building community.
Young families visiting Rockport Texas' outdoor activities would greatly benefit from a large gathering social environment
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WE HAVE A 3 VESSEL 2 BARREL BREWING SYSTEM READY TO GO LIVE!

Our Nano Brewery has Fresh Gluten Reduced Beer Meticulously Brewed to Showcase Passion in Good Craft Beer. Make Rockport Brewtiful!

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Lease $12,500
Brewing Equipment $53,000
Raw Goods $10,000
Buildout $27,725
Furniture and Lighting $6,500
operations $19,150
legal and accounting $5,000
glassware $6,000
Mainvest Compensation $10,125
Total $150,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $264,000 $590,000 $590,000 $640,000 $659,198

Cost of Goods Sold $299,010 $352,410 $434,173 $481,040 $500,000

Gross Profit $-35,010 $237,590 $155,827 $158,960 $159,198

EXPENSES

Operating Profit $-35,010 $237,590 $155,827 $158,960 $159,198

This information is provided by Bay Area Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $150,000

Maximum Raise $350,000

Amount Invested $0

Investors 0

Investment Round Ends January 19th, 2024

Summary of Terms

Legal Business Name Bay Area Brewing Company

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 5.5%-12.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2032

Financial Condition

No operating history

Bay Area Brewing Company was established in March 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Bay Area Brewing Company has a moderate liquidity position due to its low cash reserves as compared to debt and other liabilities. Bay Area Brewing Company expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other outstanding debt or equity

As of Nov2023, Bay Area Brewing Company has debt of $0 outstanding and a cash balance of 2237.24. This debt is sourced primarily from merchandise sales and will be senior to any investment raised on Mainvest. In addition to the Bay Area Brewing Company's outstanding debt and the debt raised on Mainvest, Bay Area Brewing Company may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bay Area Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bay Area Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bay Area Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bay Area Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Bay Area Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bay Area Brewing Company's management or vote on and/or influence any managerial decisions regarding Bay Area Brewing Company. Furthermore, if the founders or other key personnel of Bay Area Brewing Company were to leave Bay Area Brewing Company or become unable to work, Bay Area Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bay Area Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bay Area Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bay Area Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bay Area Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bay Area Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bay Area Brewing Company's financial performance or ability to continue to operate. In the event Bay Area Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bay Area Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bay Area Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bay Area Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bay Area Brewing Company will carry some insurance, Bay Area Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bay Area Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bay Area Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bay Area Brewing Company's management will coincide: you both want Bay Area Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bay Area Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Bay Area Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bay Area Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bay Area Brewing Company or management), which is responsible for monitoring Bay Area Brewing Company's compliance with the law. Bay Area Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bay Area Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bay Area Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bay Area Brewing Company, and the revenue of Bay Area Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bay Area Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bay Area Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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